FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material fact dated July 23rd, 2010.

MATERIAL FACT ANNOUNCEMENT
Banco Santander S.A. (“Banco Santander”, NYSE: STD) today announced the completion of the tender offer by its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), for all outstanding shares of common stock of Santander BanCorp (NYSE: SBP) not owned by ABLASA at US$12.69 per share.
As previously announced, the offer expired at 12:00 midnight, New York City time, on July 22, 2010. Based on information provided by BNY Mellon Shareowner Services, the depositary for the tender offer, as of the close of business on the expiration date of the tender offer, 3,660,936 Santander BanCorp shares were validly tendered (including 93,058 shares tendered by notice of guaranteed delivery) and not withdrawn. The tendered shares represent approximately 7.8% of Santander BanCorp’s outstanding shares of common stock. Together with the 90.6% of the outstanding shares already held by ABLASA, ABLASA now holds a total of approximately 45,902,274 shares or 98.4% of the 46,639,104 Santander BanCorp shares outstanding. All Santander BanCorp shares that were validly tendered and not withdrawn immediately prior to the expiration of the tender offer have been accepted by ABLASA for payment. ABLASA will purchase and pay for all such shares promptly.
ABLASA intends to promptly acquire the remaining publicly held shares of Santander BanCorp through a short-form merger under Puerto Rico law with the completion of the merger anticipated to occur on or about July 29, 2010. As a result of the merger, any remaining shares of Santander BanCorp common stock will be cancelled pursuant to the merger in consideration for the same offer price of $12.69 cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Santander BanCorp common stock for which appraisal rights are validly exercised under Puerto Rico law). Upon completion of the merger, Santander BanCorp will become a wholly owned subsidiary of Banco Santander, its shares will cease to be traded on the New York Stock Exchange, and Santander BanCorp will no longer be required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.
Boadilla del Monte (Madrid), July 23, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 23rd, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President